SEAGATE TECHNOLOGY

920 Disc Drive

Scotts Valley, CA 95066

Charles C. Pope
Executive Vice President and Chief Financial Officer
Telephone: (831) 439-2773
Fax: (831) 438-8128
Email: charles.pope@seagate.com

June 25, 2007

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Seagate Technology
Form 10-Q for the quarter ended December 31, 2006
Filed February 2, 2007

Dear Mr. Krikorian:

Seagate Technology (the “Company” or “Seagate”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated June 8, 2007 from the Staff regarding the filing listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-Q for the quarter ended December 31, 2006

Notes to Consolidated Financial Statements

Note 9. Repurchase of Equity Securities, page 24

1.	We note your response to prior comment No. 7 of our letter dated March 30, 2007 which states that you believe the prepaid forward contracts do not meet the definition of a derivative pursuant to SFAS 133 as there is no underlying and there is significant initial investment. Based on your response, it appears you have concluded that the agreements do not meet the definition of a freestanding derivative. However, based on the guidance of paragraph 12 of SFAS 133, Derivatives Implementation Guide (“DIG”) Issue A1 and Question 2 of DIG Issue A11 it appears that the forward contract is an embedded derivative that you should separate from the debt host. In this respect, the embedded derivative does not appear to have initial net investment pursuant to the guidance of paragraph 12(c) of SFAS 133 and DIG Issue A1. Further, the embedded derivative appears to have an underlying, namely the price of your equity, pursuant to the guidance in Question 2 of DIG Issue A11. If you agree that your forward contracts are embedded derivatives that meet the criteria of paragraph 12 of SFAS 133 to be separated from the host contract, explain how the embedded derivative meets the scope exception of paragraph 11(a) of SFAS 133 or revise to separately account for the forward contract as a derivative. Please provide us with a complete analysis of EITF 00-19 and EITF 01-6 which supports your conclusion.

Response:

We acknowledge the Staff’s comment; however, we do not believe our physically-settled prepaid forward contracts with third parties to repurchase the Company’s stock contain embedded derivatives as discussed in paragraph 12 of SFAS 133. As the price of our equity changes during the contract term, it has an inverse impact on the number of shares we will receive such that the total settlement value is unchanged. Neither Derivatives Implementation Guide (“DIG”) Issue A1 nor DIG Issue A11 Question 2 apply in respect of the prepaid forward contracts Seagate entered into (the “prepaid forward contracts” or “Seagate’s prepaid forward contracts”) as the contracts discussed in those issues are between two parties to transact a fixed quantity at a specified future date. In the case of Seagate’s prepaid forward contracts, the number of Seagate common shares that Seagate was to receive was not fixed at the outset of the contract but was a variable number of shares to be physically delivered based on the volume weighted average market price of Seagate’s common shares over the contract term, less the pre-determined discount.

Notwithstanding our beliefs outlined above, if our physically-settled prepaid forward contracts to repurchase a variable number of shares were assessed under EITF 00-19 and SFAS 133, we believe these contracts, or any potential embedded derivative features therein, would be classified as equity instruments and would be included in equity. Under EITF 00-19, subsequent adjustments to the value of the contract recorded in equity at inception would not be recognized as long as the instrument is classified in permanent equity. Paragraphs 8 and 12-32 of EITF 00-19 indicate that equity classification is appropriate for these prepaid forward contracts (as the stock purchase agreements require physical settlement and no situation exists where the Company would be required to pay additional cash). Since application of EITF 00-19 would indicate that equity classification is appropriate, we believe that SFAS 133 is not applicable (i.e., the scope exception in paragraph 11(a) of SFAS 133 applies).

Analysis of the specific requirements of EITF 00-19

Under paragraph 8 of EITF 00-19, the following contracts would be classified as equity:

•	Contracts that require physical settlement or net-share settlement. —Seagate’s prepaid forward contracts require physical settlement (receipt of shares) and would qualify as permanent equity.

•

Contracts that provide the company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). These contracts are classified as equity regardless of the intent of the company. —Seagate’s prepaid forward contracts require physical settlement (receipt of shares) and would qualify as permanent equity.

Consideration of paragraphs 12 to 32 of EITF 00-19 also indicates equity classification is appropriate as follows:

EITF 0019 Requirement	Company Analysis

1)      The contract must permit the company to settle in unregistered shares. (Since the delivery of registered shares is not within the control of the company, any provisions that could require the company to deliver registered shares would preclude an equity classification.) An exception to this requirement are contracts that require the delivery of registered shares that are registered at the inception of the transaction and are not subject to any further timely filing or registration requirements.

Requirement satisfied for equity classification — Not applicable. Seagate is receiving shares that are cancelled upon receipt. There are no circumstances wherein Seagate could be required to issue additional shares.

2)      The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (The authorization of additional shares by shareholders is outside the company’s control.)

Requirement satisfied for equity classification — Not applicable. Seagate is receiving shares that are cancelled upon receipt. There are no circumstances wherein Seagate could be required to issue additional shares.

3)      The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (This requirement must be satisfied to allow a company to determine whether the previous criterion is met.) A contract that provides an explicit limit on the number of shares, which upon settlement may result in a requirement to deliver shares in excess of the available authorized and unissued shares, would still be considered to meet this and the previous conditions provided that the contract permits the company to settle the excess by a future delivery (when authorized) of a fixed number of company’s shares.

Requirement satisfied for equity classification — Not applicable. There are no circumstances pursuant to which Seagate could be required to issue additional shares.

4)      There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (The ability to make a timely SEC filing is not within the control of the company.)

Requirement satisfied for equity classification — There are no cash payments associated with a failure to make timely 1934 Securities Exchange Act filings with the SEC.

EITF 0019 Requirement	Company Analysis

5)      There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty, and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash-settled “top-off” or “make-whole” provisions).

Requirement satisfied for equity classification — There is no requirement for Seagate to “top-off” or “make-whole” the counterparties to the prepaid forward contracts.

6)      The contract requires net-cash settlement only in specific circumstances in which holders of shares of the same class as those underlying the contract also would receive cash in exchange for their shares.

Requirement satisfied for equity classification — Not applicable. There are no circumstances wherein Seagate must tender any form of consideration to the counterparty; rather, the counterparty must tender consideration to Seagate.

7)      There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (The contract cannot provide the counterparty any of the rights of a creditor.)

Requirement satisfied for equity classification — The prepaid forward contracts do not extend creditor rights to the counterparties and do not give the counterparties rights that rank higher than those of a shareholder in the event of the Company’s bankruptcy. In any event, this requirement is not relevant since only the counterparties are potentially obligated to tender consideration to Seagate (not vice-versa).

8)      There is no requirement in the contract to post collateral (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) at any point or for any reason.

Requirement satisfied for equity classification — There are no collateral requirements.

Analysis of the specific requirements of EITF 01-6

The instruments addressed in EITF 01-6 are “those for which settlement is based on changes in the issuing company’s stock price and one or more defined contingencies provided that once the contingencies have occurred, the instrument’s settlement amount is based solely on the issuing company’s stock.” In the case of Seagate’s prepaid forward contracts, the settlement amount is fixed. The “variable” in Seagate’s prepaid forward contracts is the number of shares to be delivered by the counterparty as determined by the volume weighted average purchase price during the buy-back period. The value of the settlement is fixed because, as the price of our equity changes during the contract term, such changes have an inverse impact on the number of shares we will receive, such that the total settlement value is unchanged. Therefore, we believe that Seagate’s prepaid forward contracts, by their very nature, do not fit within the scope of EITF 01-6. Having said that, given the components of the contracts, one can only conclude they are indexed to Seagate’s common shares.

Based upon the foregoing analysis, we respectfully submit to the Staff that if our physically-settled prepaid forward contracts, or any potential embedded features therein, were to be assessed under the accounting guidance of EITF 01-6 and EITF 00-19, as outlined above, equity classification would be appropriate. Since EITF 01-6 and EITF 00-19 indicate that equity classification is appropriate, we believe that SFAS 133 is not applicable (i.e., the scope exception in paragraph 11(a) of SFAS 133 applies).

2.	Your response states, in part, that “the contract requires settlement by the counterparty delivering to the Company shares except in very limited situations that are outside the control of both the Company and the counterparty.” Please describe all of the situations where share settlement would not be required. Please clarify whether there are any circumstances where the contract might net cash settle which is outside of your control.

Response:

Under the specific terms of the prepaid forward contracts for the purchase by Seagate of Seagate common shares, settlement of the transaction in consideration other than Seagate common shares may take place under the following circumstances (with cash payment due from the financial institution to Seagate):

•

In the case of a merger or tender offer, the calculation agent (an affiliate of the counterparty financial institution) has the responsibility to adjust the terms of the transaction to reflect the new shares and/or financial structure. If the calculation agent is unable to fairly adjust the terms of the transaction to reflect the event (e.g., in the case of share for non-share merger, because there is no stock consideration for which to adjust; or in the case of a share-for-share acquisition, a lack of sufficient liquidity in the market for the share consideration received, prohibitive transaction costs for the dealer to adjust its hedging position in a share-for-share acquisition; or receipt of non-U.S. or unlisted shares), the calculation agent has discretion to cancel and pay the contract (“cancellation and payment” is provided for in Section 12.7(c) of the 2002 ISDA Equity Derivatives Definitions). In cases where the calculation agent cancels and pays the contract prior to maturity, the counterparty will provide all the shares purchased to date and pay the balance of the agreement amount in cash.

•

Cancellation and payment under the 2002 ISDA Equity Derivatives Definitions also applies in the case of other events that disrupt the ability of the parties to carry out the agreement to maturity, for example, upon nationalization, insolvency, de-listing or a change in law rendering the transaction illegal or materially increase the cost of performance (including taxes) of the transaction.

•

Cancellation and payment may also occur in respect of the undelivered portion at Seagate’s election if the counterparty is unable to deliver any portion of Seagate common shares due to illiquidity in the market for Seagate common shares.

•

Standard ISDA defaults (e.g., failure to pay, cross-default, breach of representation or covenant) and termination events will also result in a termination of the agreement and cash liquidation of the position. If Seagate is downgraded two full rating categories by a rating agency or if Seagate is in default or potential default under our credit agreement, the counterparty may declare a loss and settle the agreement with the current accumulated shares and a cash payment. One of the agreements includes a termination event if Seagate common shares decrease to less than half of their value from agreement date.

We believe that the circumstances under which cash settlement instead of settlement in Seagate common shares would apply are remote and outside of the control of both Seagate and the counterparty. As noted in all the above situations, Seagate will never owe the counterparty any further amounts under the prepaid forward contracts.

3.	Please tell us how you treat the prepaid forward contract for purposes of computing diluted EPS. Please clarify how your accounting complies with paragraphs 11 and 12 of SFAS 128 and related interpretations.

Seagate common shares subject to repurchase under our prepaid forward contracts are not excluded from the denominator in calculating EPS, until such time as we receive delivery of the Seagate common shares from the counterparty. Because such prepaid forward contracts do not require settlement in a fixed number of Seagate common shares, we believe that the guidance in SFAS 150 related to forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s common shares in exchange for cash is not applicable. That is, the aggregate common shares underlying prepaid forward contracts for a variable number of shares should not be deducted from the denominator in the calculation of basic and diluted earnings per share until the shares are received (i.e., until the number of shares is known). We believe that this treatment is consistent with paragraph 11 of SFAS 128 to give effect to all potential dilutive common shares outstanding during the period. We believe paragraph 12 of SFAS 128 is not applicable to our prepaid forward contracts because there is no conversion rate or exercise price.

* * *

In connection with the foregoing response, we acknowledge that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Charles C. Pope, Chief Financial Officer, at 831-439-2773 or William L. Hudson, General Counsel, at 831-439-5370.

Sincerely,

Seagate Technology

/s/ CHARLES C. POPE
Name:	Charles C. Pope
Title:	Executive Vice President, Finance and Chief Financial Officer

cc: William L. Hudson
Executive Vice President
General Counsel and Secretary

William H. Hinman, Jr.
Louis Lehot
Simpson Thacher & Bartlett LLP

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